Exhibit 99

ONCOR ELECTRIC DELIVERY COMPANY LLC

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

Twelve Months Ended September 30, 2011
(millions of dollars)
Operating revenues:
Affiliated	$1,020
Nonaffiliated	2,017

Total operating revenues	3,037

Operating expenses:
Wholesale transmission service	418
Operation and maintenance	633
Depreciation and amortization	706
Provision in lieu of income taxes	218
Taxes other than amounts related to income taxes	394

Total operating expenses	2,369

Operating income	668

Other income and deductions:
Other income	31
Other deductions	10
Nonoperating provision in lieu of income taxes	20

Interest income	34

Interest expense and related charges	353

Net income	$350